Mail Stop 6010

February 28, 2006

Mr. Simon Biddiscombe
Senior Vice President, Chief Financial Officer and Secretary and
Treasurer
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660-3095

RE: Mindspeed Technologies, Inc.
  Form 10-K for the fiscal year ended September 30, 2005
  Filed November 22, 2005
  File No. 0-50499
  Form 8-K filed 1/23/06

Dear Mr. Biddiscombe:

     We have reviewed your filing and have the following
comments.
We have limited our review of your filing to those issues we have
addressed in our comments. Where indicated, we think you should
revise your document in future filings in response to these
comments.
If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be
as
detailed as necessary in your explanation. In some of our
comments,
we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we
may
raise additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

FORM 10-K for the period ending September 30, 2005

Management's Discussion and Analysis, page 26

1. We refer to your revenue and Selling, General and
Administrative
disclosure. We note in your analysis and discussion that changes
were the result of numerous factors, some offsetting others. In
future annual and interim filings, to more clearly comply with
Item
303 of Regulation S-X, each individually significant factor
contributing to the change is to be quantified to the extent
practicable and an explanation should be given as to why that
factor
changed. Management's assessment as to how these changes are
expected to affect future operations is to be presented where
possible. To this end, when material changes in net sales or
revenues exist, the discussion should also address the extent to
which these changes result from changes in pricing and changes in
volume.

Restructuring Charges, page 34

2. Please expand your disclosures in future filings to more fully
comply with the guidance set forth in SAB Topic 5-P.
Specifically,
when you engage in restructuring activities, you should quantify
the
expected effects of these activities on future earnings and cash
flows and indicate the period or periods in which the effects are
expected to be recognized. You should identify the various types
of
expense items impacted, such as depreciation expense, salaries
expense and other similar items and quantify the anticipated
impact
upon the individual line items of the financial statements. If
cost
savings are expected to be offset by anticipated increases in
other
expenses or by reduced revenues, this fact should be disclosed, as
well. In later periods, you should quantify the actual savings
realized. If anticipated savings are not achieved, or are
achieved
in later periods, MD&A should discuss that outcome, its reasons,
and
its likely effects on future operating results and liquidity.

Notes to Financial Statements, page 47

Note 5 Convertible Senior Notes, page 56

3. We note you conclude that the contingent obligation to issue
additional shares or make an additional cash payment upon
conversion
following a fundamental change is an "embedded derivative."
Please
give us your analysis of how you are required to account for the
referenced contingent obligation. Also, tell us how FAS Statement
133, EITF Issue 00-19 and EITF Issue 05-02 impacts how you are
required to account for and present the embedded conversion
feature
of your debt. Finally, since the debt agreement includes
registration rights for the underlying stock the debt is
convertible
into, tell us how EITF 05-04 impacts your accounting and
presentation
for the registration rights and convertible debt. We may have
further comments after reviewing your response.

4. To this regard, please provide us with your calculation of the
estimated fair value of the liability under the fundamental change
adjustment.

Note 9 Warrants, page 59

5. Please tell us and in future filings explain how you arrived at
the fair value of the warrant issued to Jazz Semiconductor, Inc.

Note 13 Segment and Other Information, page 61

6. Disclosure of long-lived assets by geographic area under SFAS
131
should present tangible assets only and should not include
intangibles or investments. See question 22 to the FASB
publication
"Segment Information: Guidance on Applying Statement 131." Please
revise your future filings to comply with the referenced
disclosure
requirements.

7. We see you indicate you operate in a single segment but also
see
you have multiple product lines. Please provide us with a
detailed
analysis of how your current segment disclosures comply with
paragraph 16 of Statement 131, including other paragraphs of the
Statement referenced therein. Tell us (1) the number and identity
of
your operating units, (2) how the units fit within your current
segment classifications, (3) the nature of the financial
information
management reviews and (4) whether the reviewers qualify as chief

operating decision makers under Statement 131. Note paragraph 12
of
the Statement indicates the chief operating decision makers don`t
have to be CEO`s or COO`s. We may have further comments after
reviewing your response.

Form 8-K filed 1/23/06

8. We see that you present certain non-GAAP information in the
form
of an income statement. That adjusted income statement presents
numerous non-GAAP amounts and sub-totals. Disclosures about non-
GAAP
measures should fully conform to the requirements of Item
10(e)(1)(i)
to Regulation S-K and Question 8 to the FAQ Regarding the Use of
Non-
GAAP Financial Measures dated June 13, 2003. Either delete the
non-
GAAP income statement from all future press releases or expand to
present detailed and specific disclosure of the following for each
non-GAAP measure:
* The substantive reasons why management believes the non-GAAP
measure provides useful information to investors;
* The specific manner in which management uses the non-GAAP
measure
to conduct or evaluate its business;
* The economic substance behind management`s decision to use the
measure; and
* The material limitations associated with the use of the non-GAAP
measure as compared to the use of the most directly comparable
GAAP
measure, including the manner in which management compensates for
these limitations when using the non-GAAP measure.
Expanded disclosure should not be generic or cookie-cutter. The
existing disclosures do not provide sufficient information. Show
us
how you plan to implement this comment. We may have further
comment
upon review of that response.

9. To this regard we note you refer to your presentation as Pro
Forma
Consolidated Condensed Statements of Operations. Using the term
"pro
forma" can be confusing to investors, as it has a very specific
meaning under Article 11. Please do not refer to your adjusted
non-
GAAP presentation as pro forma in your future filings.

10. We note that through out your press release you give great
prominence to non-GAAP information. In future filings, please
revise
to give your GAAP results of operations equal or greater
prominence
than any non-GAAP information presented. For example, you refer
to
"pro forma gross margins" before GAAP gross margins and present a
non-GAAP statement of operations before a GAAP presentation and
reconciliation to the non-GAAP information.

We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that they
have
provided all information investors require. Since the company and
its management are in possession of all facts relating to a
company`s
disclosure, they are responsible for the accuracy and adequacy of
the
disclosures they have made.

In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the
disclosure in the filings;
* staff comments or changes to disclosure in response to staff
comments in the filings reviewed by the staff do not foreclose the

Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

As appropriate, please respond to these comments within 10
business days or tell us when you will provide us with a response.
Please furnish a cover letter with your response that keys your
responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please file
your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our
comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-
3618 or me at (202) 551-3603 if you have questions regarding
comments
on the financial statements and related matters. In this regard,
do
not hesitate to contact Angela J. Crane, Accounting Branch Chief,
at
(202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant

Simon Biddiscombe
Mindspeed Technologies, Inc.
February 28, 2006
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